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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 28164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Prospera Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5429 LBJ Freeway, Suite 400
(No. and Street)

Dallas	Texas	75240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name)*

815 Parker Square	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Stringer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Prospera Financial Services, Inc.**, as of June 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



JUDY WISEMAN
Notary Public
State of Texas
My Commission Expires
April 16, 2009

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders ' Equity or Partners ' or Sole Proprietor 's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **None**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor 's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of income	3
Statement of changes in stockholder's equity	4
Statement of cash flows	5
Notes to financial statements	6 - 10
SUPPLEMENTARY SCHEDULE	
I. Computation of net capital and aggregate indebtedness pursuant to Rule 15c3-1	11
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL	12 - 13

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 Parker Square • Flower Mound, TX 75028
972-899-1170 • Fax 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Prospera Financial Services, Inc.

We have audited the accompanying statement of financial condition of Prospera Financial Services, Inc. as of June 30, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prospera Financial Services, Inc. as of June 30, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



BRAD A. KINDER, CPA

Flower Mound, Texas
August 13, 2007

PROSPERA FINANCIAL SERVICES, INC.
Statement of Financial Condition
June 30, 2007

Assets	
Cash and cash equivalents	$ 1,569,006
Commissions receivable	1,163,113
Advances	5,248
Prepaid expenses	49,284
Clearing deposit	50,182
Non-marketable securities	11,000
TOTAL ASSETS	$ 2,847,833
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable	$ 89,619
Accrued expenses	1,722,333
Payable to Parent	101,228
Total Liabilities	1,913,180
Stockholder's Equity	
Preferred stock, no par value, 1,000,000 shares authorized, none issued and outstanding	-
Common stock, no par value, 1,000,000 shares authorized, 120,000 shares issued, and 86,664 shares outstanding	38,272
Additional paid-in capital	379,339
Retained earnings	541,054
Treasury stock, 33,336 shares at cost	(24,012)
Total Stockholder's Equity	934,653
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,847,833

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Statement of Income
Year Ended June 30, 2007

Revenue	
Securities commissions	$ 13,613,205
Insurance commissions	4,349,087
Management and advisory fees	2,751,925
Other	616,974
Total Revenue	21,331,191
Expenses	
Compensation and related costs	18,216,745
Clearing costs	233,217
Communications	383,114
Errors and bad debts	92,070
Management fees paid to related parties	416,692
Occupancy and equipment	589,298
Promotional	151,732
Professional fees	553,697
Regulatory fees	175,042
Other expenses	388,310
Total Expenses	21,199,917
Net income before other income and provision for income taxes	131,274
Other Income	
Realized gain on marketable securities	51,783
Unrealized loss on marketable securities	(26,340)
Total other income	25,443
Net income before provision for income taxes	156,717
Income taxes - current	101,228
NET INCOME	$ 55,489

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2007

	Preferred Shares	Common Shares Issued	Treasury Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances at June 30, 2006	-	120,000	33,336	$ 38,272	$ 379,339	$ 485,565	$ (24,012)	$ 879,164
Net income	-	-	-	-	-	55,489	-	55,489
Balances at June 30, 2007	-	120,000	33,336	$ 38,272	$ 379,339	$ 541,054	$ (24,012)	$ 934,653

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Statement of Cash Flows
Year Ended June 30, 2007

Cash Flows From Operating Activities:	
Net income	$ 55,489
Adjustments to reconcile net income to net cash provided by operating activities:	
Realized gain on marketable securities	(51,783)
Unrealized loss on marketable securities	26,340
Change in assets and liabilities	
Increase in commissions receivable	(400,659)
Decrease in advances	19,675
Decrease in prepaid expenses	7,003
Decrease in clearing deposit	84
Increase in accounts payable	66,269
Increase in accrued expenses	376,769
Decrease in payable to Parent	(37,806)
Net cash provided by operating activities	61,381
Cash Flows From Investing Activities:	
Proceeds from sale of marketable securities	155,783
Net change in cash and cash equivalents	217,164
Cash and cash equivalents at beginning of year	1,351,842
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,569,006

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ -
Income taxes paid to Parent	$ 91,146

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Prospera Financial Services, Inc. (Company) was organized in July 1982 as a Texas corporation. The Company is a wholly owned subsidiary of Prospera Holdings, Inc. (Parent). The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under the exemptive provisions of SEC rule 15c3-3 (k)(2)(ii). These provisions provide that all the funds and securities belonging to Company's customers be handled by a clearing broker-dealer.

The majority of the Company's customers are individuals located throughout the United States, primarily in Texas.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Securities

Marketable securities were held for investment purposes and carried at fair value. The increase or decrease in fair value is credited or charged to operations.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Non-marketable Securities

Non-marketable securities are recorded at the lower of cost or market.

Treasury Stock

Treasury stock is accounted for using the cost method.

Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on the trade date.

Insurance Commissions

Insurance commissions are recorded when the policies are funded by the customer and accepted by the insurance company.

Income Taxes

The Company is included in the consolidated income tax return of its Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes realized is recorded as receivable from or payable to the Parent.

Note 2 - Non-Marketable Securities

The Company's non-marketable securities consist of a sports facilities municipal bond and four season ticket seat and option certificates at a total cost of $11,000.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2007, the Company had net capital and net capital requirements of $709,215 and $127,545, respectively. The Company's net capital ratio was 2.70 to 1.

Note 4 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in accounts with the clearing broker/dealer.

Note 5 - Commitments and Contingencies

Operating Lease

The Company leases office space under noncancelable operating leases expiring in 2010. Future minimum lease commitments for each of the years ending June 30 are as follows:

2008	$ 281,584
2009	246,217
2010	80,160
Thereafter	-
	$ 607,961

Rent expense for the year totaled $300,794 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. There is currently a lawsuit filed against the Company and no estimate of possible loss, if any, can currently be determined. The Company intends to defend itself vigorously. The ultimate outcome of the lawsuit against the Company and current regulatory examinations cannot be determined at this time, and the results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period, depending partly on the results for that period, and a substantial judgment could have a material adverse impact on the Company's financial condition, results of operations, and cash flows. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome of the lawsuit, claims and regulatory proceedings will not have a material adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 6 - Profit Sharing Plan

Prospera Financial Services 401(k) Profit Sharing Plan (Plan) to which both the Company and eligible employees may contribute was established effective April 1, 2000. Participants from the previous plan dated January 1, 1994 became immediately eligible to participate in the Plan. The Plan is on a calendar year with employee entrance dates after the completion of 1,000 hours of service on January 1 and July 1. Company contributions are voluntary and at the discretion of the board of directors.

Employee salary deferral contributions and earnings on such contributions are 100% vested. Company matching and profit sharing contributions are subject to the following vesting schedule:

Years of Service	Vested Portion
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

For the year ended June 30, 2007, the Company made contributions to the plan of $41,438, and incurred $3,842 in profit sharing plan expense.

Note 7 - Stock Appreciation Rights Plan

The Company has a Stock Appreciation Rights Plan which allows the Board to grant units to employees or independent contractors. The units, if granted, have a vesting schedule and if a Triggering Event, as defined, occurs the employees and/or independent contractors will be entitled to up to a maximum of 10% of the Net Proceeds, as defined, realized as a result of the Triggering Event.

Note 8 - Income Taxes

The Company is included in the consolidated income tax return of its Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes realized is recorded as receivable from or payable to the Parent. Amounts due to the Parent for income taxes at December 31, 2007 totaled $101,228.

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes due to permanent and temporary non-deductible expenses. The temporary non-deductible expenses create a deferred tax asset which is not material; and therefore, not included in the accompanying financial statements.

Note 9 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Cash held at a Texas bank exceeded the federally insured limit by $314,053 at June 30, 2007; however, this at-risk amount is subject to significant fluctuations on a daily basis throughout the year.

The Company has cash equivalents, commissions' receivable, and a clearing deposit held by and due from its clearing broker/dealer totaling $1,227,146, or approximately 43% of its total assets at June 30, 2007.

Note 10 - Related Party Transactions

The Company and its Parent are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company earned $1,639,386 in insurance commissions from a related party, of which $161,091 are due at June 30, 2007 and are included in commissions receivable in the accompanying statement of financial condition.

The Company has a payable to its Parent of $101,228, which has resulted from its income tax liability.

The Company incurred management fees to its Parent and two other related parties totaling $385,162 and $31,530, respectively, during the year.

Schedule I

PROSPERA FINANCIAL SERVICES, INC.
Computation of Net Capital and Aggregate
Indebtedness Pursuant to Rule 15c3-1
June 30, 2007

Total stockholder's equity qualified for net capital	$ 934,653
Other deduction:	
Excess fidelity bond deductible	19,000
Total Capital	915,653
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	119,139
Advances	5,248
Prepaid expenses	49,284
Non-marketable securities	11,000
Total deductions and/or charges	184,671
Net capital before haircuts on securities positions	730,982
Haircuts on securities:	
Cash equivalents	21,767
Net Capital	$ 709,215
Aggregate indebtedness	
Accounts payable	$ 89,619
Accrued expenses	1,722,333
Payable to Parent	101,228
Total aggregate indebtedness	$ 1,913,180
Computation of basic net capital requirement	
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 127,545
Net capital in excess of minimum requirement	$ 581,670
Ratio of aggregate indebtedness to net capital	2.70 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of June 30, 2007 as filed by Prospera Financial Services, Inc. on Amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Prospera Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Prospera Financial Services, Inc. (the Company) for the year ended June 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



BRAD A. KINDER, CPA

Flower Mound, Texas
August 13, 2007

END